150 PANORAMIC WAY LLC

Audited Financial Statements
As of December 31, 2024 and 2023, for the year ended December 31, 2024 and for the period from August 11, 2023 (Inception) to December 31, 2023

To the Managing Member of
150 Panoramic Way LLC
Sacramento, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of 150 Panoramic Way LLC (the "Company") which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in member's equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 8 to the financial statements, the Company has an accumulated deficit of $977,030, has generated a loss of $31,413 for the year ended December 31, 2024, and has limited liquid assets to satisfy its obligations as they come due with cash of $47,081 against current liabilities of $1,480,520 as of December 31, 2024. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado
July 29, 2025

150 PANORAMIC WAY LLC
BALANCE SHEETS
As of December 31, 2024 and 2023
(Audited)

	December 31, 2024	December 31, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 47,081	$ 15,379
Due from related party	10,059	-
Prepaid expenses	10,617	-
Purchase deposit	1,790,000	-
Total current assets	**1,857,757**	**15,379**
Real estate assets:		
Building and building improvement	1,086,604	1,058,759
Land	415,000	415,000
Accumulated depreciation	(54,909)	(12,969)
Total real estate assets	**1,446,695**	**1,460,790**
Total assets	**$ 3,304,452**	**$ 1,476,169**
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities:		
Accounts payable	$ 5,106	$ 723
Due to related party	97,722	72,452
Interest payable	5,376	-
Unearned revenue	278	8,140
Security deposit	12,830	11,530
Loan payable, related party	1,350,000	-
Current portion of mortgage payable	9,208	-
Total current liabilities	**1,480,520**	**92,845**
Long-term liabilities:		
Mortgage payable, net of current portion	883,581	-
Total long-term liabilities	**883,581**	**-**
Total liabilities	**2,364,101**	**92,845**
Member's equity:		
Member's capital	1,917,381	1,432,381
Accumulated deficit	(977,030)	(49,057)
Total member's equity	**940,351**	**1,383,324**
Total liabilities and member's equity	**$ 3,304,452**	**$ 1,476,169**

150 PANORAMIC WAY LLC
STATEMENTS OF OPERATIONS
For the year ended December 31, 2024 and for the period from August 11, 2023 (Inception) to December 31, 2023
(Audited)

	2024	2023
Rental income	**$ 151,135**	**$ 17,358**
Operating expenses:		
Property taxes	29,271	4,481
Utilities	11,348	2,238
General and administrative	5,352	6,300
Advertising and marketing	200	4,018
Repair and maintenance	8,395	406
Professional fees	1,500	300
Property management fees	15,120	1,511
Property acquisition fee	-	27,500
Renovation management fees	55,914	6,692
Depreciation	41,940	12,969
Total operating expenses	**169,040**	**66,415**
Loss from operations	**(17,905)**	**(49,057)**
Other income (expense), net		
Other income	422	-
Interest expense	(13,930)	-
Total other income (expense), net	(13,508)	-
Net loss	**$ (31,413)**	**$ (49,057)**

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

150 PANORAMIC WAY LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

For the year ended December 31, 2024 and for the period from August 11, 2023 (Inception) to December 31, 2023

(Audited)

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance as of August 11, 2023 (Inception)	$ -	$ -	$ -
Contributions	1,432,381	-	1,432,381
Net loss	-	(49,057)	(49,057)
Balance as of December 31, 2023	$ 1,432,381	$ (49,057)	$ 1,383,324
Contributions	485,000	-	485,000
Distributions	-	(896,560)	(896,560)
Net loss	-	(31,413)	(31,413)
Balance as of December 31, 2024	**$ 1,917,381**	**$ (977,030)**	**$ 940,351**

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

150 PANORAMIC WAY LLC
STATEMENTS OF CASH FLOWS
For the year ended December 31, 2024 and for the period from August 11, 2023 (Inception) to December 31, 2023
(Audited)

	2024	2023
Cash flows from operating activities:		
Net loss	$ (31,413)	$ (49,057)
Adjustments to reconcile net loss to net cash provided by (used in) operations:		
Depreciation	41,940	12,969
Amortization of loan discount	191	
Expenses incurred with related parties and charged to related party payables	54,311	39,907
Loan financing costs capitalized	16,494	-
Changes in operating assets and liabilities:		
Prepaid expenses	(10,617)	-
Accounts payable	9,759	723
Unearned revenue	(7,862)	8,140
Net cash provided by (used in) operating activities	**72,803**	**12,682**
Cash flows from investing activities:		
Purchase of building and land	-	(1,390,102)
Renovation costs of building	(27,845)	(83,657)
Cash paid for advances to related parties	(116,100)	-
Cash received in repayment of advances to related parties	56,000	-
Purchase deposits	(1,790,000)	-
Security deposit	1,300	11,530
Net cash used in investing activities	**(1,876,645)**	**(1,462,229)**
Cash flows from financing activities:		
Cash received from advances from related parties	26,000	32,545
Cash repaid on advances from related parties	(30,000)	-
Proceeds from loan payable, related party	1,350,000	-
Proceeds from mortgage loan	877,778	-
Repayment of mortgage loan	(1,674)	-
Capital contributions	510,000	1,432,381
Distributions	(896,560)	-
Net cash provided by financing activities	**1,835,544**	**1,464,926**
Net change in cash and cash equivalents	**31,702**	**15,379**
Cash and cash equivalents at beginning of the period	15,379	-
Cash and cash equivalents at end of the year	**$ 47,081**	**$ 15,379**
Supplement disclosure of cash flow information:		
Cash paid for interest	**$ 4,344**	**$** -
Cash paid for taxes	**$** -	**$** -
Supplemental disclosure on non-cash financing activity		
Member's contributions reclassed as due from (to) related party	**$ 25,000**	**$** -

See accompanying notes to the financial statements, which are an integral part of these financial statements.

150 PANORAMIC WAY LLC
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2024 and 2023, for the year ended December 31, 2024 and for the period from August 11, 2023 (Inception) to December 31, 2023
(Audited)

NOTE 1 – NATURE OF OPERATIONS

150 Panoramic Way LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in California on August 11, 2023. The Company was formed to own 150 Panoramic Way, a 9-bedroom student housing property located in Berkeley, CA. The Company is managed by Collab CA LLC on behalf of its sole member, YRQ Irrevocable Trust.

YSMD LLC is a Delaware series limited liability company formed on February 2, 2022 under the laws of Delaware. YSMD LLC was formed to permit public investment in rental properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests, or "Series", that management intends to establish. YSMD LLC intends to form YSMD – Series 150 Panoramic, a series of YSMD, LLC, for the purpose of owning certain units held by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Fiscal Year

The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, useful lives of property and equipment. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2024 and 2023, the Company had $47,081 and $15,379 of cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from tenants are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

As of December 31, 2024 and 2023, the Company had $0 and $0 in accounts receivable, respectively.

Real Estate Assets

Real estate assets exist in the form of the building and related improvements, land, equipment and appliances for the property and are recorded at cost. Expenditures for renewals and improvements that significantly add to the capacity and value or extend the useful life of the property are capitalized. Expenditures for maintenance and repairs are charged to expense. When the property itself or equipment used at the property is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five (5) years for appliances, fifteen (15) years for leasehold improvements, and twenty-seven and half (27.5) years for the building.

The Company reviews the carrying value of real estate assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the net realizable value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the year ended December 31, 2024 and for the period from August 11, 2023 (inception) to December 31, 2023.

Purchase Deposit

Purchase deposits are deposits the Company has made on materials the Company intends to sell for an unrelated development project.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying values of the Company's assets and liabilities approximate their fair values.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in these financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective at its inception. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenues are generated at the Company level. Rental revenue, net of concessions (if any), will be recognized on a straight-line basis over the term of the leases. Rent paid in advance is recorded to unearned revenues on the balance sheet.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Corrections to Previously Issued Financial Statements

The Company previously issued unaudited financial statements for the years ended December 31, 2024 and 2023. During the audits of such years, the Company identified various immaterial corrections to expenses and liabilities, which were corrected in these audited financial statements.

NOTE 3 – REAL ESTATE ASSETS

Real estate assets at December 31, 2024 and 2023 consist of the following:

	December 31, 2024	December 31, 2023
Building	$ 975,101	$ 975,101
Building improvement	111,503	83,658
Land	415,000	415,000
	1,501,604	1,473,759
Accumulated depreciation	(54,909)	(12,969)
Total real estate assets	$ 1,446,695	$ 1,460,790

Depreciation expenses totaled $41,940 for the year ended December 31, 2024 and $12,969 for the period from August 11, 2023 (inception) to December 31, 2023 (see Note 2 – Real Estate Assets).

NOTE 4 – LOANS

Mortgage Payable

In 2024, the Company entered into a loan agreement with East West Bank for $900,000. The debt proceeds were used solely to finance the development of the 150 Panoramic Way real estate project. The term loan was collateralized by the 150 Panoramic Way estate project and assignment of all rents from such project, and has the following payment structure:

- 36 monthly consecutive principal and interest payments of $6,018 each, beginning December 1, 2024, with subsequent payments due on the same day of each month. Interest is calculated on the unpaid principal balance at an initial discounted fixed rate of 6.950%.

- 23 monthly consecutive principal and interest payments, initially estimated at $6,787 each, beginning December 1, 2027. Interest is calculated on the unpaid principal balance using a variable rate based on the Wall Street Journal Prime Rate, as quoted in the "Money Rates" column of *The Wall Street Journal* (Western Edition), plus a margin of 0.250%. As of the note date, the Prime Rate is 8.000%, resulting in an initial variable interest rate of 8.250%. This rate is subject to applicable minimum and maximum rate limitations.

- One final principal and interest balloon payment of $859,001 is due on November 1, 2029, with interest calculated using the same variable rate terms as described above.

As of December 31, 2024 and 2023, accrued interest payable on this loan was $5,376 and $0, respectively.

For the year ended December 31, 2024 and for the period from August 11, 2023 (Inception) to December 31, 2023, interest expense on the loans totaled $13,930 and $0, respectively.

Year Ended December 31,		Beginning Balance		Principal Payment		Ending Balance
2025	$	898,326	$	9,208	$	889,118
2026		889,118		8,958		880,159
2027		880,159		11,345		868,815
2028		868,815		8,906		859,909
2029	$	859,909	$	859,909	$	-

The loan balance is presented net of $5,537 of unamortized loan discounts as of December 31, 2024.

Loan Payable, Related Party

During the year ending December 2024, the Company borrowed a total of $1,350,000 from a related party. The $1,350,000 loan is unsecured, is non-interest bearing, and is considered payable on demand. As of December 31, 2024 and 2023, the loan had a balance of $1,350,000 and $0, respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

In September 2023, the Company entered into an agreement with Collab CA, LLC ("Agent"), whereas consideration the Company pays a management fee for the greater of (i) $0 per month or (ii) 8% of gross receipts paid monthly in arrears for property management, a 30% markup on repair and maintenance cost, and a leasing commission of 75% of one month's rent is compensated to the Agent when a tenant successfully completes a lease with the Company, a renovation management fee of 8% of total capital improvement cost for renovation management, an acquisition fee of 2% of the contractual purchase price of the relevant property acquired, and a disposition fee of 2% of total sales price when the Asset is sold, paid within five (5) days after the sale is closed.

Effective January 1, 2024, the Company entered into an amendment to its agreement dated September 2023, with the Agent, whereas consideration the Company pays property management fees of 8% of gross revenue paid monthly in arrears for property management and 30% markup on the cost of repair and maintenance work; 8% of total capital improvements cost for renovation management paid in arrears in the month that capital improvements are incurred; 2% of the contractual purchase price of the relevant property acquired, paid within five (5) days after the purchase is completed; and 2% of total sales price when the asset is sold, paid within five (5) days after the sale is closed.

Leasing fees for the year ended December 31, 2024 and for the period from August 11 (inception) to December 31, 2023 amounted to $200 and $3,518, respectively. Management fees for the year ended December 31, 2024 and for the period from August 11 (inception) to December 31, 2023 amounted to $15,120 and $1,711, respectively.

Renovation management fees for the year ended December 31, 2024 and for the period from August 11 (inception) to December 31, 2023 amounted to $55,914 and $6,692, respectively. In addition, acquisition fees for the year ended December 31, 2024 and for the period from August 11 (inception) to December 31, 2023 amounted to $0 and $27,500, respectively, based on 2% of the contractual purchase of 150 Panoramic property.

As of December 31, 2024, the Company had related party payables of $94,593 to Collab CA LLC, $1,800 to Collab Living LLC, $1,329 to a management member of the Company, and related party receivables of $10,000 from Collabhome CA LLC and $59 from 2521 Regent Street LLC.

As of December 31, 2023, the Company had related party payables of $39,907 to Collab CA LLC and $32,545 to 2521 Regent Street LLC.

Collab CA LLC, Collab Living LLC, 2521 Regent Street LLC and Collabhome CA LLC are related parties of the Company. These balances are unsecured, non-interest bearing and have no fixed terms of repayment.

The Company received a $1,350,000 loan from a related party in 2024, which remained outstanding in full as of December 31, 2024. See Note 4.

NOTE 6 – MEMBER'S EQUITY

During the year ended December 31, 2024, member contributions totaled $485,000 to the Company. In 2024, the Company distributed $896,560 to its member. As of December 31, 2024 the Company had $1,917,381 of contributed investment from its sole member

During the period ended December 31, 2023, member contributions totaled $1,432,381 to the Company. In 2023, the Company distributed $0 to its member. As of December 31, 2023, the Company had $1,432,381 of contributed investment from its sole member.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024.

NOTE 8 – GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $977,030 and has limited liquid assets to satisfy its obligations as they come due with cash of $47,081 against current liabilities of $1,480,520 as of December 31, 2024. The Company incurred net losses of $31,413 and $49,057 for the periods ended December 31, 2024 and 2023 and is reliant upon its Manager for continued funding of its cash flow needs. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next 12 months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. Through the date the financial statements were available to be issued, the Company has been primarily financed through the issuance of membership interests and loans. No assurance can be given that the Company will be successful in these efforts.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Securities Being Offered

The Company is intended to be acquired by YSMD - Series Panoramic Way, a series of YSMD, LLC.

Management's Evaluation

Management has evaluated subsequent events through July 29, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.